UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

06062278

Act Exchange Act of 1934
Section
Rule 13e-4(f)(8)(i)
Public
Availability October 4, 2006

October 4, 2006

Via Facsimile and First Class Mail

PROCESSED
NOV 2 7 2006
THOMSON
FINANCIAL

OCT 20 2006

Scott E. McConnell, Esq.
McConnell, Dunning & Barwick LLP
15 Enterprise, Suite 360
Aliso Viejo, CA 92656-2655

Re: Tender Offer for Shares of Spiral Technologies Inc. by SPARTA, Inc.

Dear Mr. McConnell:

We are responding to your letter dated October 4, 2006 to Brian V. Breheny and Celeste M. Murphy as supplemented by telephone conversations with the staff of the Division of Corporation Finance with regard to your request for exemptive relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts presented in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and the facts presented, the United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 13e-4(f)(8)(i) under the Exchange Act to permit SPARTA to make the Share Exchange Transaction available only to SPARTA security holders who are employees of Spiral.

The foregoing exemption is based solely on your representations and the facts presented in your letter dated October 4, 2006, as supplemented by telephone conversations with the staff of the Commission. The relief granted is strictly limited to the application of the rule listed above to the Share Exchange Transaction. You should discontinue the Share Exchange Transaction pending further consultation with the staff of the Commission if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Share Exchange Transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view with respect to any other questions that may be raised by the Share Exchange Transaction, including, but not limited to the adequacy of

847462

disclosure concerning and the applicability of any other federal or state laws to, the Share Exchange Transaction.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

CURT C. BARWICK
STEVEN J. DUNNING
SCOTT E. McCONNELL
SPECIAL COUNSEL
W. ANDREW MOORE

MD & B McCONNELL, DUNNING & BARWICK LLP
ATTORNEYS AT LAW

15 ENTERPRISE, SUITE 360
ALISO VIEJO, CALIFORNIA 92656-2655

TELEPHONE: (949) 900-4400 • FACSIMILE: (949) 900-4401 • WEBSITE: www.mdblawyers.com

WRITER'S DIRECT DIAL:

WRITER'S DIRECT FAX:

WRITER'S E-MAIL ADDRESS:

October 4, 2006

Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Mr. Brian V. Breheny, Chief of the Office of Mergers & Acquisitions
Ms. Celeste Murphy, Special Counsel

Re: SPARTA, Inc./Request to Refrain from Enforcement Action Under Rule 13e-4

Ladies and Gentlemen:

We are writing on behalf of SPARTA, Inc., a Delaware corporation (the "Company or "SPARTA"). To spin-off the Company's wholly owned subsidiary, Spiral Technology, Inc. ("Spiral"), the Company proposes to exchange all of the outstanding shares of Spiral for shares of the Company's common stock held by those Spiral employees who desire to participate in the spin-off transaction. On behalf of the Company, we request that the Securities and Exchange Commission (the "Commission") grant an exemption from Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934 (the "Exchange Act") permitting the Company to make the share exchange available only to those of its stockholders who are employees of Spiral. This letter supersedes our letter dated September 11, 2006.

## The Company

The Company performs a wide range of scientific, engineering and technical assistance services, both as a prime contractor and subcontractor, primarily for the U.S. military services, other agencies of the U.S. Department of Defense and various intelligence agencies. The Company analyzes complex technological, strategic and tactical issues necessary to define the requirements for new tactical and strategic weapons and defense systems, including systems for ballistic missile defense; develops engineering solutions to accommodate conflicting technological, schedule, and budgetary requirements; and assists in the design, integration, evaluation and testing of software and hardware components.

The Company has approximately 1,400 employees. The Company believes strongly in the benefits of employee stock ownership. As a result, nearly all of the Company's employees implementation and operation and maintenance of information technology capabilities; and business management support and administrative support.

Spiral has approximately 90 employees, nearly all of whom own shares of the Company's common stock, either directly and/or through their respective accounts in Spiral's Profit Sharing Plan.

**The Share Exchange Transaction**

In many of the business areas in which Spiral operates, a majority of the contracts are set aside for small businesses. Even though Spiral has been a wholly-owned subsidiary of SPARTA, Spiral qualified as a small business for purposes of those set-aside programs, because SPARTA qualified as a small business. However, as a result of SPARTA's success and growth over the years, in 2004 SPARTA lost its status as a small business for purposes of most of the small business set-aside programs in which it and Spiral had previously participated. As a result, Spiral, as a wholly-owned subsidiary of SPARTA, is not considered a small business for those set-aside programs, but would qualify as a small business if it is spun-off as a company independent from SPARTA. Further, Spiral's ability to compete in the business areas in which it operates has been negatively impacted by the fact that its indirect rates, which are a component of the amount that Spiral charges to its customers, are higher than the indirect rates of many of the small businesses with which Spiral competes. Spiral's management believes that, as a company independent of SPARTA, it would be able to reduce its indirect rates and thereby compete more effectively.

For the reasons noted above, the Company and certain of Spiral's officers and directors (the "Spiral Management Team") have executed an agreement (the "Share Exchange Agreement") to effectuate the spin-off of Spiral. The Share Exchange Agreement contemplates that the members of the Spiral Management Team, together with all other Spiral employees who elect to participate in the transaction, will exchange shares of the Company's common stock owned by such persons having an aggregate value, as of the closing date of the transaction, of $2.2 million (based on the then current Formula Price), for 1,000,000 shares of Spiral common stock currently owned by the Company, which constitutes all of the outstanding stock of Spiral (the "Share Exchange Transaction"). Under the Share Exchange Agreement, the Company is obligated, immediately prior to the closing of the Share Exchange Transaction, to make a capital contribution to Spiral of $1.4 million (subject to adjustment under certain circumstances) for use as working capital by Spiral.

The aggregate value of all of the outstanding shares of Spiral was determined to be $2.2 million by arms' length negotiations between the Company and the Spiral Management Team. Based on the current Formula Price, an aggregate of approximately 51,777 shares of the Company's common stock will be exchanged in the Share Exchange Transaction, representing slightly less than 1% of the Company's total issued and outstanding common stock. As of the date of this letter, the members of the Spiral Management Team hold an aggregate of 134,671 shares of SPARTA common stock, and Spiral employees, other than the Spiral Management Team, hold an aggregate of 74,478 shares of SPARTA common stock.

In the Share Exchange Transaction, the Company proposes to offer Company stockholders who are Spiral employees the opportunity to exchange their shares of Company common stock for shares of Spiral common stock with an equal aggregate value to the shares that they have tendered, based on the then current Formula Price for SPARTA's common stock, and the value of Spiral's common stock that has been determined by negotiation between the Company and the Spiral Management Team. The shares of SPARTA common stock that are tendered in the Share Exchange Agreement will be returned to SPARTA's treasury.

As discussed above, to ensure that the Company's stock is held only by persons who are either employees or non-employee directors of the Company or its subsidiary, the Company's Certificate of Incorporation grants the Company the right to repurchase all of the shares of the Company's stock from any stockholder whose service as an employee or non-employee director of the Company or its subsidiary ends. Following completion of the Share Exchange Transaction, Spiral employees will no longer be employed by SPARTA or a subsidiary of SPARTA. Therefore, SPARTA will have the right immediately following the Share Exchange Transaction to repurchase the SPARTA stock that Spiral employees own for cash, in a taxable transaction, at the then current Formula Price. SPARTA intends to exercise that right with respect to all of the SPARTA shares held by Spiral employees that are not exchanged in the Share Exchange Transaction, subject to compliance by SPARTA with its self-imposed quarterly repurchase limitation, which is designed to ensure that SPARTA's repurchase of its shares from time to time does not materially impair SPARTA's liquidity or financial condition. As a result, the Share Exchange Transaction would give Spiral employees an opportunity to acquire an ownership interest in Spiral and an alternative to the sale of their SPARTA common stock back to SPARTA in a taxable transaction following the Share Exchange Transaction.

Under the terms of the Share Exchange Agreement, if the aggregate value of shares of the Company's stock offered for exchange by the Spiral Management Team and other participating Spiral employees exceeds $2.2 million (i.e., if the exchange is oversubscribed), then the number of shares that each participant will exchange will be equal to his or her pro rata share (rounded to the nearest whole share) based on the ratio of the number of shares offered for exchange by such participant to the total number of shares offered for exchange by all participants. On the other hand, if the aggregate value of shares of the Company's stock initially offered for exchange by the Spiral Management Team and other participating Spiral employees is less than $2.2 million (i.e., if the exchange is undersubscribed), then the Spiral Management Team will be obligated to exchange additional shares such that the aggregate value of all shares offered for exchange shall equal $2.2 million. However, the Spiral Management Team will not be obligated to do so unless at least 25% of the total number of shares of the Company's common stock to be exchanged in the Share Exchange Transaction are provided by other Spiral employees. Further, participation in the Share Exchange Transaction by Spiral employees, other than the Spiral Management Team, representing at least 25% of the total number of shares of the Company's common stock to be exchanged in the transaction, is a condition precedent to the obligation of the Spiral Management Team to consummate the Share Exchange Transaction.

Under the terms of the Share Exchange Agreement, the obligation of the Company to proceed with the Share Exchange Transaction is subject to the satisfaction of the following conditions:

(a) The receipt by the Company of a favorable response to this letter;

(b) The qualification of the Share Exchange Transaction with the California Department of Corporations under the California Corporate Securities Law of 1968, as amended (the "California Law");

(c) The holding of a hearing by the California Commissioner of Corporations pursuant to Section 25142 of the California Law regarding the Share Exchange Transaction and, based on that hearing, approval by the Commissioner of Corporations of the terms and conditions of the Share Exchange Transaction and the fairness of such terms and conditions; and

(d) The receipt by the Company of a favorable determination from the Internal Revenue Service that the Share Exchange Transaction qualifies as a tax-free distribution pursuant to Internal Revenue Code Section 355 and, as a result, (i) Spiral employees who receive Spiral common stock in the Share Exchange Transaction will owe no federal or state income tax on the value of the Spiral shares received, and will not recognize capital gains or losses (if any) on the Company shares surrendered in the Share Exchange Transaction; and (ii) the Company will recognize no taxable gain or loss on the transaction.

The Company will not commence the Share Exchange Transaction unless and until all of the conditions referred to in paragraphs (a), (b) and (c) above have been satisfied. The Company will also not commence the Share Exchange Transaction unless and until the Company has received a favorable determination from the Internal Revenue Service with respect to the matters referred to in clause (i) of paragraph (d) above. If the Company is unsuccessful in obtaining a favorable determination from the Internal Revenue Service with respect to the matters referred to in clause (ii) of paragraph (d) above, the Company may elect to waive that condition and proceed with the Share Exchange Transaction if all of the other conditions noted above have been satisfied.

The Company has filed an application with the California Department of Corporations for the purpose of qualifying the Share Exchange Transaction under the California Law (the "California Application"). With respect to the Share Exchange Transaction, the Company intends to rely on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) of that Act. As a result, in connection with the California Application, the Company has requested that the California Commissioner of Corporations hold a hearing regarding the Share Exchange Transaction under Section 25142 of the California Law (the "California Fairness Hearing"). Section 25142 provides, in relevant part, as follows:

> "When application is made for a permit to issue securities or to deliver other consideration ......... in exchange for one or more bona fide outstanding securities, claims, or property interests, or partly in such exchange and partly for cash, the commissioner is expressly authorized to approve the terms and conditions of such issuance and exchange or such delivery and exchange and the fairness of such terms and conditions, and is expressly authorized to hold a hearing upon the fairness of such terms and conditions .........."

The Company has also filed a request with the Internal Revenue Service for a Private Letter Ruling with respect to the matters referred to in paragraph (d) above.

Spiral intends to restrict ownership of its outstanding stock, after the consummation of the Share Exchange Transaction, to persons who are either employees or non-employee directors of Spiral. Accordingly, each member of the Spiral Management Team and each other Spiral employee who elects to participate in the Share Exchange Transaction will be required, as a condition to participating in the Share Exchange Transaction, to enter into a Stockholder's Agreement with Spiral. Each Stockholder's Agreement will contain significant restrictions on transfer of Spiral's stock, and grant Spiral the right to repurchase all of the shares of Spiral's stock from any stockholder whose service as an employee or non-employee director of Spiral ends. Those repurchases will be at a price determined by a formula adopted by Spiral's Board of Directors. As a result of the transfer restrictions and rights of repurchase referred to above, no secondary trading market for Spiral's common stock will exist after the Share Exchange Transaction.

**Discussion**

Rule 13e-4(f)(8)(i) under the Exchange Act (the "All Holders Provision") requires that an issuer tender offer be open to all holders of the class of securities subject to the tender offer. The Share Exchange Transaction would not comply with the All Holders Provision, because it would only be open to SPARTA stockholders who are Spiral employees. The Share Exchange Transaction would, however, otherwise comply with Rule 13e-4, which would include (a) filing a Schedule TO with the Commission; (b) furnishing disclosure documents containing information required by Schedule TO promptly to all Spiral employees who are SPARTA stockholders; (c) holding the offer open for at least 20 business days; (d) permitting withdrawal of any tendered shares while the offer is open; (e) not extending the offer without proper notice; and (f) promptly exchanging the tendered SPARTA shares for Spiral shares following the termination of the offer. Further, no recommendation will be made by SPARTA or Spiral or their respective boards of directors as to whether Spiral employees should tender or refrain from tendering their SPARTA shares in the Share Exchange Transaction.

SPARTA believes that, as a matter of policy and based on precedent, relief should be available to permit it to conduct the Share Exchange Transaction without complying with the All Holders Provision. As discussed below, the Commission has, in the past, granted relief from the All Holders Provision where a particular offer, although not in compliance with the All Holders Provision, would not violate the public policy of prohibiting discriminatory offers that disfavor certain security holders. SPARTA believes that granting an exemption from the All Holders Provision for the Share Exchange Transaction would be consistent with the position the Commission has taken with respect to those prior offers.

Rule 13e-4 was enacted to prevent fraudulent, deceptive and manipulative acts and practices in connection with issuer tender offers. Where offers for and exchanges of securities in an issuer tender offer will not result in abuses of the type that Rule 13e-4 was enacted to prevent, under paragraph (h)(9) of that Rule, the Commission has the authority to grant an exemption from any or all of the provisions of Rule 13e-4.

The Share Exchange Transaction is not a transaction that involves abuses of the type that Rule 13e-4 was enacted to prevent. The purpose of the Share Exchange Transaction is <u>not</u> the acquisition of shares of the Company's stock by the Company. Rather, the purpose of the Share Exchange Transaction is the acquisition of all of the outstanding stock of Spiral by the Spiral Management Team and all other employees of Spiral who desire to participate in the transaction, thereby enabling them to acquire an ownership interest in the corporation by which they are employed. The use of the stock of the Company held by the Spiral Management Team and other participating Spiral employees as the medium for payment for the Spiral stock to be acquired by them, has been agreed to by the Company for the following two principal reasons: (a) to enable the Spiral Management Team and other participating Spiral employees to effectuate their acquisition of Spiral without the need for cash or third party financing; and (b) to obtain for the parties to the transaction the favorable tax treatment that is inherent in such a structure.

Further, the Share Exchange Transaction is being made available only to approximately 90 of the approximately 1,400 SPARTA stockholders, who hold only approximately 4% of SPARTA's total outstanding stock. One of the principal concerns sought to be addressed by the Williams Act is that uninformed stockholders were being pressured into rushed decisions to sell their stock. This concern is not present in the Share Exchange Transaction, because all Spiral employees will receive full disclosure regarding the Share Exchange Transaction, and all of the SPARTA stock held by Spiral employees after the Share Exchange Transaction has been completed will be subject to repurchase by SPARTA in any event.

SPARTA attributes its success in large part to its policy of promoting widespread employee ownership of its stock, and limiting ownership of its stock only to persons who are employees or non-employee directors of SPARTA or its subsidiary. As a result of that ownership structure, the benefit of any increase in the value of SPARTA's stock is shared only by those persons whose efforts as employees or non-employee directors have contributed to that increase in value. As noted above, Spiral also intends to restrict ownership of its shares to its employees and non-employee directors, thereby providing the same incentives and motivation to its employees and non-employee directors that have contributed to SPARTA's success. Making the Share Exchange Transaction available to all SPARTA stockholders would be inconsistent with the foregoing business goals.

Even though the Share Exchange Transaction would not be offered to all SPARTA stockholders, but only to SPARTA stockholders who are employees of Spiral, every stockholder within that group would be treated equally. We also note that the group of holders to whom the Share Exchange Transaction will be offered has not been determined arbitrarily. Rather, the determination of the group has been dictated by the business goal sought to be achieved by the Share Exchange Transaction – the spin-off of Spiral as a company that will be entirely owned by its employees.

Further, as discussed above, following the Share Exchange Transaction, Spiral employees will no longer be employed by SPARTA or a subsidiary of SPARTA and, therefore, their SPARTA stock will be subject to repurchase by SPARTA for cash in a taxable transaction. The Share Exchange Transaction will be offered only to that group of SPARTA stockholders whose shares will be subject to repurchase under the terms of SPARTA's Certificate of Incorporation as a result of the consummation of the Share Exchange Transaction. Tendering shares in the Share Exchange Transaction will provide an alternative to such a taxable transaction that would otherwise face Spiral employees, whereas SPARTA's other stockholders will not face such a taxable transaction as a result of the consummation of the Share Exchange Transaction.

The Commission has granted relief from the All Holders Provision on several occasions to permit issuers to conduct tender offers in which only some identifiable group of their security holders was eligible to participate. See, e.g., Special Situations Fund III, LP (pub. avail. Nov. 17, 2005) (relief granted to permit a tender offer involving an exchange of securities to be made only to investors that were qualified purchasers as defined in Section 2(a)(51) of the Investment Company Act of 1940); Man-Glenwood, LLC (pub. avail. Jan. 31, 2005) (relief granted to permit a tender offer involving an exchange of securities to be made only to tax exempt investors); Microsoft Corporation (relief granted to permit a tender offer for employee stock options with an exercise price above a stated price per share); and Westamerica Bancorporation (pub. avail. June 20, 1996) (relief granted to permit a tender offer to be made only to stockholders who were employees of the issuer).

Further, in a no-action letter issued to Peter Kiewit Sons, Inc. and Kiewit Materials Company (pub. avail. Aug. 4, 2000), the Commission granted relief from the All Holders Provision for a transaction similar to the Share Exchange Transaction proposed by SPARTA. More specifically, Peter Kiewit Sons, Inc. ("Kiewit") sought exemptive relief from the All Holders Provision so that it could make a tender offer involving the exchange of shares of its subsidiary, Kiewit Materials Company ("Materials"), for shares of Kiewit held by Kiewit stockholders who were employees of Materials. That exchange offer was made to only approximately 60 of Kiewit's 1,307 stockholders, who held only approximately 3% of the outstanding common stock of Kiewit.

The justification given by Kiewit for limiting its exchange offer to Kiewit stockholders who were employees of Materials, rather than all Kiewit stockholders, was to allow the employees of Materials to gain a larger, direct ownership interest in Materials, thereby tying their economic rewards more closely and directly to their performance as employees. And, although Kiewit sought, and was granted, relief from the All Holders Provision, Kiewit did comply with most of the other requirements of Rule 13e-4.

The Commission noted that its decision to grant Kiewit exemptive relief from the All Holders Provision was principally based on the facts that:

- Kiewit's share exchange would be open solely to Materials employees who own Kiewit common stock;
- Materials employees held only approximately 3% of the outstanding Kiewit common stock;
- The share exchange would be open for 20 business days;
- The consideration paid to any security holder would be the highest consideration paid to any other security holder;
- The consideration paid pursuant to the share exchange would be determined by an equal aggregate formula price that enabled stockholders to receive the identical value that they have tendered;
- Security holders who submitted their shares for exchange would have withdrawal rights;
- Investment decisions regarding whether to participate in the share exchange and the number of shares to be tendered would be at the sole discretion of the employee; and

- Kiewit, Materials and their respective boards of directors would make no recommendation as to whether employees should tender their shares of Kiewit in the share exchange.

The foregoing factors are also present with respect to the Share Exchange Transaction proposed by SPARTA. The Share Exchange Transaction will be open only to Spiral employees who own SPARTA common stock. Spiral employees own only approximately, 4% of the outstanding SPARTA stock, and less than 1% of the outstanding SPARTA stock will be exchanged in the Share Exchange Transaction. The Share Exchange Transaction will be open for 20 business days, and the consideration received by each Spiral employee who participates in the Share Exchange Transaction will be identical to the consideration received by all other participating Spiral employees. The Share Exchange Transaction is intended to provide consideration to each participating Spiral employee with an equal aggregate value to the SPARTA shares exchanged, based on the then current Formula Price for SPARTA's stock and the value of Spiral's common stock that has been determined by negotiation between SPARTA and the Spiral Management Team. Spiral employees who tender their shares for exchange will have withdrawal rights. Investment decisions regarding whether to participate in the Share Exchange Transaction and the number of shares to be tendered will be at the sole discretion of each Spiral employee, and SPARTA, Spiral and their respective boards of directors will make no recommendation as to whether Spiral employees should tender their shares for exchange.

The Commission also previously granted an exemption from the All Holders Provision in a letter issued to Science Applications International Corporation ("SAIC") (pub. avail. July 2, 1992). Like SPARTA, SAIC is a company with a long history of ownership of a very high percentage of its outstanding stock by its employees. At the time of the issuance of the letter referred to above, 89% of SAIC's outstanding stock was owned (either directly or indirectly through SAIC's employee stock ownership plan), by SAIC's employees, directors and consultants, or members of their families or trustees holding for their benefit. SAIC's stock was subject to substantial restrictions on transfer, and a significant portion of SAIC's stock held by SAIC employees was subject to the right of SAIC to repurchase such stock upon the termination of the employee stockholder's employment with SAIC.

SAIC requested exemption from the All Holders Provision to enable it and its employee ownership plan to make annual tender offers to repurchase shares of SAIC stock that were held by stockholders other than SAIC employees, directors, consultants, or their family members or trustees holding for their benefit. The principal justification stated by SAIC for making these annual tender offers was to increase the percentage of its outstanding stock held by SAIC employees, directors and consultants by repurchasing shares that were held by stockholders other than SAIC employees, directors and consultants. The tender offer sought to be made by SAIC would therefore be made to a group of its stockholders holding 11% of SAIC's outstanding stock, and would not be made to the SAIC employees, directors, consultants (or their family members or trustees holding for their benefit) that held, in the aggregate, 89% of SAIC's outstanding stock. Including SAIC employees, directors, consultants (or their family members or trustees holding for their benefit) in the annual tender offers would have been inconsistent with achieving the purpose of those offers.

The annual offers with respect to which SAIC sought exemptive relief were structured to provide the tendering stockholders with a means of selling at least part of their SAIC stock without incurring any tax.

Although SAIC sought relief from the All Holders Provision, its annual tender offers did comply with most of the other requirements of Rule 13e-4. The Commission granted SAIC exemptive relief from the All Holders Provision, and noted that its decision to do so was principally based on the facts that:

- A high percentage of SAIC's outstanding stock was held by its employees;
- SAIC was seeking, by means of the annual tender offers, to increase the percentage of its outstanding stock owned by its employees; and
- Within the group of stockholders eligible to participate in the annual offers, SAIC would be making the offer available to the entire group.

SPARTA, like Kiewit and SAIC, is a company that believes strongly in the benefit of widespread employee ownership of its stock. Also like Kiewit and SAIC, to foster employee ownership, SPARTA's Certificate of Incorporation contains provisions that impose transfer restrictions on its outstanding stock, and grant SPARTA the right to repurchase, at a price established by a formula, the stock of any employee whose employment by SPARTA or its subsidiary terminates. Spiral intends, after the consummation of the Share Exchange Transaction, to emulate SPARTA's stock ownership structure, and limit ownership of Spiral's stock to its employees and non-employee directors. Accordingly, each Spiral employee who elects to participate in the Share Exchange Transaction will be required, as a condition to such participation, to enter into a Stockholder's Agreement with Spiral. Each Stockholder's Agreement will contain significant restrictions on transfer of Spiral's stock, and grant Spiral the right to repurchase, at a price established by a formula, all of the shares of Spiral's stock of any stockholder whose service as an employee or non-employee director of Spiral ends.

Moreover, SPARTA, like Kiewit and SAIC, proposes to conduct an exchange offer involving only a small percentage of its outstanding common stock – approximately 1% in the case of SPARTA, approximately 3% in the case of Kiewit, and approximately 11% in the case of SAIC. Also, like Kiewit and SAIC, while seeking relief from the All

Holders Provision, SPARTA will comply with all of the other requirements of Rule 13e-4.

Achieving the business purposes of Kiewit's share exchange and SAIC's annual tender offers required exemptions from the All Holders Provision. Similarly, the All Holders Provision is inconsistent with achieving the business purpose of the Share Exchange Transaction which, as noted above, is the acquisition of all of the outstanding stock of Spiral by the Spiral Management Team and all other employees of Spiral who desire to participate in the transaction. The All Holders Provision is also inconsistent with the desire of Spiral to restrict ownership of its stock to employees and non-employee directors of Spiral, as a means of providing them with the same incentives and motivation that have contributed to the success of SPARTA. As a result, in the absence of an exemption from the All Holders Provision, SPARTA and Spiral will not proceed with the Share Exchange Transaction. Further, in the absence of an exemption from the All Holders Provision, SPARTA would likely pursue the sale of Spiral to a purchaser other than Spiral's employees, which sale, if consummated, would cause the SPARTA shares held by all Spiral shareholders to be subject to repurchase by SPARTA, in a taxable transaction, for cash at the then current Formula Price.

Based on the foregoing, SPARTA believes that the proposed Share Exchange Transaction would not constitute a fraudulent, deceptive or manipulative act or practice. On behalf of SPARTA, we hereby request that the Commission grant an exemption from the All Holders Provision to enable SPARTA to conduct the proposed Share Exchange Transaction as described in this letter.

Very truly yours,

MCCONNELL, DUNNING & BARWICK LLP

Scott E. McConnell

cc: Jerry Fabian
David Schreiman